Exhibit X

Consent of Independent Auditors

The Board of Directors

Nordic Investment Bank

We consent to the incorporation by reference in the registration statement (No. 333-142934) on Schedule B of Nordic Investment Bank of our report dated March 2, 2012, with respect to the statement of financial position of Nordic Investment Bank as of December 31, 2011 and the related statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes to the financial statements, which report appears in this Amendment No. 2 to the December 31, 2010 Annual Report on Form 18-K/A.

Sixten Nyman	Per Gunslev
Authorised Public Accountant	State Authorised Public Accountant

KPMG Oy Ab	KPMG, Statsautoriseret Revisionspartnerselskab
Helsinki, Finland	Frederiksberg, Denmark

March 21, 2012